Exhibit 4.2

This FIRST SUPPLEMENTAL INDENTURE (this “First Supplemental Indenture”), dated as of             , 2014, among Dynagas LNG Partners LP, a limited partnership duly organized and existing under the laws of the Republic of The Marshall Islands (the “Partnership”), Dynagas Finance Inc., a corporation duly organized under the laws of the Republic of the Marshall Islands (the “Co-Issuer” and, together with the Partnership, the “Issuers” and each individually as “Issuer”), and             , as trustee (the “Trustee”).

RECITALS

WHEREAS, the Issuers and the Trustee have heretofore executed and delivered an indenture, dated as of             , 2014 (the “Indenture”), providing for the issuance by the Issuers from time to time of their Securities to be issued in one or more series;

WHEREAS, Sections 2.01, 3.01 and 9.01 of the Indenture provide, among other things, that the Issuers and the Trustee may, without the consent of Holders, enter into indentures supplemental to the Indenture to provide for specific terms applicable to any series of Securities;

WHEREAS, the Issuers intend by this First Supplemental Indenture to create and provide for the issuance of a new series of Securities to be designated as the “        % Notes due 2019” (the “Notes”);

WHEREAS, pursuant to Section 9.01(d) of the Indenture, the Trustee and the Issuers are authorized to execute and deliver this First Supplemental Indenture to amend or supplement the Indenture, without the consent of any Holder of Securities; and

WHEREAS, all things necessary to make the Notes, when executed by the Issuers and authenticated and delivered by the Trustee, issued upon the terms and subject to the conditions set forth hereinafter and in the Indenture and delivered as provided in the Indenture against payment therefor, valid, binding and legal obligations of the Issuers according to their terms, and all actions required to be taken by the Issuers under the Indenture to make this First Supplemental Indenture a valid, binding and legal agreement of the Issuers, have been done.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01 Definitions.

(a) All capitalized terms used herein and not otherwise defined below shall have the meanings ascribed thereto in the Indenture.

(b) The following are definitions used in this First Supplemental Indenture, and to the extent that a term is defined both herein and in the Indenture, the definition in this First Supplemental Indenture shall govern with respect to the Notes.

“Cash and Cash Equivalents” means, as of a given date, the Partnership’s cash and cash equivalents as determined in accordance with GAAP.

“Default” means an Event of Default or any event or circumstance specified under Section 6.01 which would (with the giving of notice, lapse of time, determination of materiality or the fulfillment of any other applicable condition or any combination of the foregoing) be an Event of Default under the Indenture.

“Encumbrance” means any encumbrance, mortgage, pledge, lien, charge (whether fixed or floating), assignment by way of security, finance lease, sale and repurchase or sale and leaseback arrangement, sale of receivables on a recourse basis or security interest or any other agreement or arrangement having the effect of conferring security (provided that the foregoing shall not include a pledge of deposit accounts to the extent such pledge does not restrict withdrawal from such accounts).

“Event of Default” means the occurrence of an event or circumstance specified under Section 6.01.

“Exchange” means the securities exchange or other reputable marketplace for securities, on which the Notes are listed, or where the Partnership has applied for listing of the Notes.

“Free Liquidity” means, at any time, (i) cash, cash equivalents and marketable securities (with investment grade rating from S&P and/or Moody’s Investors Service) of maturities less than one (1) year, to which the Group shall have free, immediate and direct access each as reflected in the Partnership’s most recent annual, quarterly, consolidated financial statements or (ii) undrawn committed revolving credit lines available to the Group. For the avoidance of doubt, Free Liquidity shall not be subject to any Encumbrance; provided, however, that Free Liquidity shall include cash presented as “Restricted Cash” on the consolidated balance sheet of the Partnership solely as a result of the requirements set forth in the Loan Agreement, dated June 19, 2014, among Pegasus Shipholding S.A., Seacrown Maritime Ltd., Lance Shipping S.A., Fareastern Shipping Limited, the lenders party thereto and Credit Suisse AG, as agent.

dated June 19, 2014.

“GAAP” means the generally accepted accounting principles in the United States of America, in force on the date of this First Supplemental Indenture.

“General Partner” means Dynagas GP LLC., a limited liability company organized under the laws of the Marshall Islands, which is the general partner of the Partnership.

“Group” means the Partnership and its Subsidiaries, and a “Group Company” means the Partnership or any of its Subsidiaries (as applicable).

“Intangible Assets” means, in respect of the Partnership as of a given date, the intangible assets of the Partnership, if any, presented in the Partnership’s consolidated balance sheet.

“Material Adverse Effect” means a material adverse effect on: (a) the business, financial condition or operations of the Group taken as a whole, (b) the Partnership’s ability to perform and comply with its obligations under the Indenture or the Notes; or (c) the validity or enforceability of the Indenture or the Notes.

“Material Subsidiary” means:

(1) any Subsidiary whose total consolidated assets represent at least 10% of the total consolidated assets of the Group, or

(2) any Subsidiary whose total consolidated revenues represent at least 10% of the total consolidated net revenue of the Group.

“Net Worth” means, as of a given date, the result of, without duplication:

(1)	Total Assets; less

(2)	Intangible Assets; less

(3)	Total Borrowings (without giving effect to any fair value adjustments pursuant to FASB’s Accounting Standards Codification 820).

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any units or shares of any class of capital stock of or other ownership interests in the Partnership or any Subsidiary of the Partnership (as the case may be), or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of or other ownership interests in the Partnership or any Subsidiary of the Partnership or any option, warrant or other right to acquire any such shares of capital stock of or other ownership interests in the Partnership or any Subsidiary of the Partnership other than any such payments that may be made by and between or among one or more of the Group Companies.

“Subsidiary” means an entity over which another entity or person has a determining influence due to (i) direct and indirect ownership of shares or other ownership interests, (ii) control of the general partner of any such other entity that is a limited partnership and/or (iii) agreement, understanding or other arrangement. An entity shall always be considered to be the subsidiary of another entity or person if such entity or person has such number of shares or ownership interests so as to represent the majority of the votes in the entity, or has the right to elect or dismiss a majority of the directors in the entity.

“Total Assets” means, in respect of the Partnership on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(a)	all of the assets of the Partnership of the types presented on its consolidated balance sheet; less

(b)	Cash and Cash Equivalents.

“Total Borrowings” means, at any time, on a consolidated basis of the Group, the following, without duplication:

(a)	the outstanding principal amount of any moneys borrowed; plus

(b)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(c)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(d)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with GAAP, be treated as a finance or capital lease; plus

(e)	the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a nonrecourse basis or which otherwise meet any requirements for de-recognition under GAAP); plus

(f)	the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables) other than any such indebtedness arising from an agreement or arrangement with an affiliate of any member of the Group; plus

(g)	the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Partnership to the extent that such guaranteed indebtedness is determined and given a value in respect of the Partnership on a consolidated basis in accordance with GAAP (without duplication); less

(h)	Cash and Cash Equivalents.

Notwithstanding the foregoing, “Total Borrowings” shall not include indebtedness or obligations arising from derivative transactions, such as protecting against interest rate, commodities or currency fluctuations.

“Transfer Tax” means any tax or similar governmental charge required by law or permitted by the Indenture because a Holder requests any shares to be issued in a name other than such Holder’s name.

Section 1.02 Other Definitions.

Term	Defined in Section
“Additional Amounts”	7.01(a)
“Change of Control”	4.01(a)
“Change of Control Purchase Date”	4.01(a)
“Change of Control Purchase Price”	4.01(a)
“Interest Payment Date”	2.04(c)
“Maturity Date”	2.04(b)
“Regular Record Date”	2.04(c)
“Specified Tax Jurisdiction”	7.01(a)
“Taxes”	7.01(a)

Section 1.03 Incorporation by Reference of Trust Indenture Act.

This First Supplemental Indenture is subject to the mandatory provisions of the Trust Indenture Act, which are incorporated by reference in and made a part of this First Supplemental Indenture. The following Trust Indenture Act terms have the following meanings:

“Commission” means the SEC.

“indenture securities” means the Notes.

“indenture security holder” means a Holder.

“indenture to be qualified” means this First Supplemental Indenture.

“indenture trustee” or “institutional trustee” means the Trustee.

“obligor” on the indenture securities means each Issuer and any other obligor on the indenture securities.

All other Trust Indenture Act terms used in this First Supplemental Indenture that are defined by the Trust Indenture Act, defined by Trust Indenture Act reference to another statute or defined by Commission rules promulgated under the Trust Indenture Act have the meanings assigned to them by such definitions.

ARTICLE II

APPLICATION OF SUPPLEMENTAL INDENTURE

AND CREATION, FORMS, TERMS AND CONDITIONS OF NOTES

Section 2.01 Application of this First Supplemental Indenture. Notwithstanding any other provision of this First Supplemental Indenture, the provisions of this First Supplemental Indenture, including the covenants set forth herein, are expressly and solely for the benefit of the Holders of the Notes established by this First Supplemental Indenture. The Notes constitute a separate series of Securities as provided in Section 2.01 of the Indenture.

Section 2.02 Creation of the Notes. In accordance with Section 3.01 of the Indenture, the Issuers hereby create the Notes as separate series of their Securities issued pursuant to the Indenture. The Notes shall be issued initially in an aggregate principal amount of $         .

Section 2.03 Global Notes. The Notes shall each be issued in the form of a global Security, duly executed by the Issuers and authenticated by the Trustee, which shall be deposited with the Trustee as custodian for the Depository and registered in the name of “Cede & Co.,” as the nominee of the Depository. The Depository Trust Company initially shall serve as Depository for the Notes. So long as the Depository, or its nominee, is the registered owner of a global Security, the Depository or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such global Security for all purposes under the Indenture, this First Supplemental Indenture and under such Notes. Ownership of beneficial interests in such global Security shall be shown on, and transfers thereof will be effective only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or Persons that hold interests through participants (with respect to beneficial interests of beneficial owners).

Section 2.04 Terms and Conditions of the Notes.

The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this First Supplemental Indenture. In particular, the following provisions shall be terms of the Notes:

(a) Title and Conditions of the Notes. The title of the Notes shall be as specified in the Recitals; and the aggregate principal amount of the Notes shall be unlimited.

(b) Stated Maturity. The Notes shall mature, and the principal of the Notes shall be due and payable in Dollars to the Holders thereof, together with all accrued and unpaid interest thereon, on October 30, 2019 (the “Maturity Date”).

(c) Payment of Principal and Interest; Additional Amounts. The Notes shall bear interest at % per annum, from and including , 2014, or from the most recent Interest Payment Date (as defined hereafter) on which interest has been paid or duly provided for to, but excluding, the next succeeding Interest Payment Date, the Maturity Date or the Redemption Date, as the case may be. Interest shall also be paid on overdue principal, and, to the extent lawful, overdue installments of interest at the applicable interest rate for the Notes. Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months. Interest on the Notes shall be payable quarterly in arrears in Dollars on January 30, April 30, July 30 and October 30 of each year, commencing on October 30, 2014 (each such date, an “Interest Payment Date” for the purposes of the Notes issued under this First Supplemental Indenture). Payments of interest shall be made to the Person in whose name a Note (or predecessor Note) is registered at the close of business on January 15, April 15, July 15, or October 15 (whether or not that date is a Business Day), as the case may be, immediately preceding such Interest Payment Date (each such date, a “Record Date” for the purposes of the Notes issued under this First Supplemental Indenture). All payments in respect of the Notes shall include Additional Amounts as and to the extent set forth in Article VII of this First Supplemental Indenture. If any Interest Payment Date or the Maturity Date of the Notes falls on a day that is not a Business Day, the payment of interest and/or principal, as the case may be, to be paid on such date shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amounts so payable for the period from and after such Interest Payment Date or Maturity Date of the Notes, as the case may be, to such next succeeding Business Day.

(d) Registration and Form; Denomination. The Notes shall be issuable as registered securities without coupons as provided in Section 2.03 of this Article II. The form of the Notes shall be as set forth in Exhibit A attached hereto, which is incorporated herein by reference. The Notes shall be issued and may be transferred only in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

(e) Legal Defeasance and Covenant Defeasance. The provisions for legal defeasance in Section 4.02(b) of the Indenture, and the provisions for covenant defeasance in Section 4.02(c) of the Indenture, shall be applicable to the Notes. If the Issuers shall effect a covenant defeasance of the Notes pursuant to Section 4.02(c) of the Indenture, (1) the Issuers shall cease to have any obligation to comply with the covenants and agreements set forth in Articles IV and V of this First Supplemental Indenture and Section 7.04 of the Indenture and (2) the Events of Default set forth in Sections 5.01(g) and 5.01(h) of the Indenture and Section 6.02(b) of this First Supplemental Indenture, shall no longer constitute Events of Default for purposes of the Notes.

(f) Further Issuance. Notwithstanding anything to the contrary contained herein or in the Indenture, the Issuers may, from time to time, without the consent of or notice to the Holders, create and issue further securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first Interest Payment Date) as, ranking equally and ratably with, the Notes. Additional Notes issued in this manner shall be consolidated with and shall form a single series with the previously outstanding Notes, including for purposes of voting and redemptions, and shall be fungible with the Notes for United States federal income tax purposes or will have a separate CUSIP. No such additional securities may be issued if an Event of Default has occurred and is continuing with respect to the Notes.

(g) Redemption. Except as set forth in Section 3.01 of this First Supplemental Indenture, the Notes will not be redeemable by the Partnership at its option prior to maturity.

(h) Sinking Fund. The Notes are not entitled to any sinking fund.

(i) Other Terms and Conditions. The Notes shall have such other terms and conditions as provided in the form thereof attached as Exhibit A hereto.

ARTICLE III

REDEMPTION

Section 3.01 Optional Redemption for Changes in Withholding Taxes. The Issuers may redeem the Notes, at their option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice (which notice will be irrevocable) by the Partnership, at a Redemption Price equal to 100% of the outstanding principal amount of the Notes, plus accrued and unpaid interest (if any) to, but excluding, the applicable Redemption Date and all Additional Amounts (if any) then due and which will become due on the applicable Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), in the event that the Partnership determines in good faith that either Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to such Issuer (including making payment through a Paying Agent located in another jurisdiction), as a result of:

(1) a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced and becomes effective on or after the date of the Indenture; or

(2) any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of the Indenture.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which such Issuer would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due. At least three (3) Business Days before the Partnership delivers notice of redemption of the Notes as described above, the Partnership will deliver to the Trustee and Paying Agent (a) an Officer’s Certificate stating that the Issuers are entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the applicable Issuer to so redeem have occurred and (b) an opinion of a nationally recognized independent legal counsel that the applicable Issuer has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and Paying Agent will accept and will be entitled to conclusively rely upon the Officer’s Certificate and opinion of counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the Holders.

Except to the extent inconsistent with the foregoing, all provisions of Article II of the Indenture shall apply to any redemption pursuant to this Section 3.01.

Section 3.02 Open Market Repurchases. Notwithstanding any provision hereunder or in the Indenture to the contrary, the Partnership and its Affiliates may purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Notes that the Partnership or any of its Affiliates purchase may, at the Partnership’s discretion, be held, resold or canceled.

ARTICLE IV

CHANGE OF CONTROL

Section 4.01 Change of Control.

(a) If a Change of Control occurs at any time, Holders will have the right, at their option, to require the Issuers to purchase for cash any or all of the Notes, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price the Issuers are required to pay (the “Change of Control Purchase Price”) is equal to 101% of the principal amount of the Notes to be purchased plus accrued and unpaid interest to but excluding the Change of Control Purchase Date (unless the Change of Control Purchase Date is after a record date and on or prior to the interest payment date to which such record date relates, in which case the Issuers will instead pay the full amount of accrued and unpaid interest to the Holder on such record date and the Change of Control Purchase Price will be equal to 101% of the principal amount of the Notes to be purchased). The “Change of Control Purchase Date” will be a date specified by the Partnership that is not less than 20 or more than 35 calendar days following the date of the Change of Control notice as described below. Any Notes purchased by the Issuers will be paid for in cash. A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if:

(1) The General Partner or an affiliate of the General Partner ceases to be the general partner of the Partnership;

(2) Dynagas Holding Ltd. ceases to own, directly or indirectly, a minimum of fifty percent (50%) of the voting rights in the General Partner; or

(3) Dynagas Holding Ltd. ceases to own, directly or indirectly, a minimum of fifteen percent (15%) of the Partnership.

(b) On or before the 30th day after the occurrence of a Change of Control, the Partnership will provide to all Holders and the Trustee and Paying Agent a notice of the occurrence of the Change of Control and of the resulting purchase right. Such notice shall state, among other things: (i) the events causing a Change of Control; (ii) the date of the Change of Control; (iii) the last date on which a Holder may exercise the repurchase right; (iv) the Change of Control Purchase Price; (v) the Change of Control Purchase Date; (vi) the name and address of the Paying Agent; and (vii) the procedures that Holders must follow to require the Issuers to purchase their Notes.

(c) Simultaneously with providing such notice, the Partnership will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on the Partnership’s website or through such other public medium as the Partnership may select.

(d) To exercise the Change of Control purchase right, Holders must deliver, on or before the third Business Day (or as otherwise provided in the notice described in Section 4.01(b)) immediately preceding the Change of Control Purchase Date, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Change of Control Purchase Notice” on the reverse side of the Notes duly completed, to the Paying Agent. The purchase notice must state: (i) if certificated, the certificate numbers of the Notes to be delivered for purchase or if not certificated, the notice must comply with appropriate Depository procedures; (ii) the portion of the principal amount of Notes to be purchased, which must be $1,000 or a multiple thereof; and (iii) that the Notes are to be purchased by the Issuers pursuant to the applicable provisions of the Notes and the Indenture.

(e) Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date. The notice of withdrawal shall state: (i) the principal amount of the withdrawn Notes; (ii) if certificated Notes have been issued, the certificate numbers of the withdrawn Notes, or if not certificated, the notice must comply with appropriate Depository procedures; and (iii) the principal amount, if any, which remains subject to the purchase notice.

(f) On each Change of Control Purchase Date, the Issuers will, to the extent lawful, (i) accept for payment all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer made by the Issuers, (ii) deposit with the Paying Agent at least one Business Day prior to the Change of Control Purchase Date an amount equal to the Change of Control Purchase Price in respect of all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer made by the Issuers and (iii) deliver or cause to be delivered to the Trustee the Notes properly accepted together with an Officer’s Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased. If the Paying Agent holds money or securities sufficient to pay the Change of Control Purchase Price of the Notes on the Change of Control Purchase Date, then: (i) the Notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the Paying Agent); and (ii) all other rights of the Holder will terminate (other than the right to receive the Change of Control Purchase Price).

(g) In connection with any purchase offer pursuant to a Change of Control purchase notice, the Issuers will, if required, comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable to them. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control provisions of the Notes, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their respective obligations under the Change of Control provisions of the Notes by virtue of such conflicts.

(h) No Notes may be purchased at the option of Holders thereof upon a Change of Control if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Change of Control Purchase Date.

ARTICLE V

COVENANTS

The covenants set forth in this Article V shall be applicable to the Issuers in addition to the covenants in Article X of the Indenture, which shall in all respects be applicable in respect of the Notes.

Section 5.01 Pari Passu Ranking.

The Partnership’s payment obligations under the Notes shall at all times rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save for those whose claims that are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application and for other obligations that are mandatorily preferred by law applying to companies generally.

Section 5.02 Mergers.

The Partnership shall not, and shall ensure that no Group Company shall, carry out any merger or other business combination or corporate reorganization involving consolidating the assets and obligations of any of the Group Companies with any other companies or entities not being a member of the Group if such transaction would reasonably be expected to have a Material Adverse Effect.

Section 5.03 De-Mergers.

The Partnership shall not, and shall ensure that no Group Company shall, carry out any de-merger or other corporate reorganization involving splitting any Group Company into two or more separate companies or entities, if such transaction would reasonably be expected to have a Material Adverse Effect.

Section 5.04 Continuation of Business.

The Partnership shall procure that no material change is made to the general nature or scope of the business of the Group from that carried on at the date hereof, and any business reasonably related, ancillary or complimentary thereto, including without limitation any business in the marine energy transportation sector.

Section 5.05 Disposal of Business.

The Partnership shall not, and shall ensure that no Group Companies shall, sell or otherwise dispose of all or a substantial part of the Group’s aggregate assets or operations, unless:

(a) the transaction is carried out at fair market value, as determined in good faith by the board of directors of the Partnership; and

(b) such transaction would not reasonably be expected to have a Material Adverse Effect.

Section 5.06 Related Party Transactions.

The Partnership shall not engage in, or permit any member of the Group to engage in, directly or indirectly, any transaction with any affiliate of Dynagas Holding Ltd. that is not a Group Company (including, without limitation, the purchase, sale or exchange of assets or the rendering of any service), except (i) pursuant to existing agreements and arrangements with such affiliates or (ii) transactions that are (A) approved by a majority of the members of the conflicts committee of the Partnership’s board of directors, (B) on terms no less favorable to the Partnership or such Group member than those generally being provided to or available from unrelated third parties, (C) fair and reasonable to the Partnership or such Group member, as determined in good faith by the board of directors of the Partnership or (D) immaterial in amount or significance to the Partnership or the Group.

Section 5.07 Restricted Payments.

The Partnership shall not, and shall not permit any Group Company to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (a) Restricted Payments payable solely in equity interests issued by the Partnership and not in cash, (b) a Subsidiary of the Partnership may make Restricted Payments to the Partnership or another Subsidiary and (c) any other Restricted Payments in cash in accordance with applicable law so long as after giving effect thereto no Event of Default has occurred and is continuing and no Default or Event of Default will result therefrom.

Section 5.08 Corporate status.

The Partnership shall not, and shall ensure that no Group Company shall change its type of organization or jurisdiction of organization unless (i) such change in type or jurisdiction of organization would not reasonably be expected to have a Material Adverse Effect and (ii) in the case of the Issuers, such change is made pursuant to and in accordance with Section 8.01 of the Indenture.

Section 5.09 Compliance with laws.

The Partnership shall (and shall ensure that all Group Companies shall) comply in all material respects with all laws and regulations it or they may be subject to from time to time (including any environmental laws and regulations) if such failure to comply would reasonably be expected to have a Material Adverse Effect.

Section 5.10 Free Liquidity.

The Partnership shall, at any time during the term of the Notes, ensure that the Group on a consolidated basis maintains aggregate Free Liquidity of a minimum of $20,000,000.

Section 5.11 Limitation on Total Borrowings.

The Partnership shall not permit Total Borrowings to equal or exceed 75% of Total Assets.

Section 5.12 Limitation on Minimum Net Worth.

The Partnership shall ensure that Net Worth always exceeds $250,000,000.

Section 5.13 Limitation on Activities of Co-Issuer.

Other than as set forth herein, the Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any material trade or business, or conduct any material business activity, other than (i) the issuance of its capital stock or other ownership interests to the Partnership, (ii) obtaining money or arranging financing for the Group and (iii) activities incidental thereto; provided that the foregoing restrictions and limitations shall not apply upon the merger or consolidation of the Co-Issuer with the Partnership. So long as the Partnership or any successor to the Partnership under the Notes is an entity other than a corporation there shall be a co-issuer of the Notes that is a wholly owned Subsidiary of the Partnership that is a corporation organized and existing under the laws of the Marshall Islands.

Section 5.14 Compliance Measurement.

Compliance with Sections 5.10, 5.11 and 5.12 shall be measured on the last day of each fiscal quarter of the Partnership, commencing September 30, 2014. Within 60 days after the end of the first three fiscal quarters each fiscal year and within 120 days after the end of each fiscal year (in each case subject to any extensions or waivers), the Partnership shall deliver to the Trustee an Officer’s Certificate confirming compliance with each of the covenants in this Article V. Each such Officer’s Certificate will be made available to the Holders of the Notes upon request to the Trustee. The Partnership shall mail, within 10 Business Days of the discovery thereof, to all Holders of the Notes and Trustee, notice of any Default in compliance with the covenants in this Article V.

ARTICLE VI

EVENTS OF DEFAULT

Section 6.01 Modifications of Certain Events of Default. The Events of Default in Article V of the Indenture shall be applicable to the Notes, except that the following Events of Default in this Section 6.01 supersede in their entirety the Events Default set forth in Sections 5.01(e), 5.01(f), 5.01(g) and 5.01(h) of the Indenture:

(a) the entry by a court having competent jurisdiction of:

(i) a decree or order for relief in respect of either Issuer or any Material Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(ii) a decree or order adjudging either Issuer or any Material Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of either Issuer or any Material Subsidiary and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

(iii) a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of either Issuer or any Material Subsidiary of any substantial part of the property of either Issuer or any Material Subsidiary or ordering the winding up or liquidation of the affairs of either Issuer or any Material Subsidiary; or

(b) the commencement by either Issuer or any Material Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by either Issuer or any Material Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by either Issuer or any Material Subsidiary of a petition or answer or consent seeking reorganization, arrangement, adjustment or composition of either Issuer or any Material Subsidiary or relief under any applicable law, or the consent by either Issuer or any Material Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of either Issuer or any Material Subsidiary or any substantial part of the property of either Issuer or any Material Subsidiary or the making by either Issuer or any Material Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by either Issuer or any Material Subsidiary in furtherance of any such action; or

(c) any final non-appealable judgment or decree for the payment of money in excess of $50,000,000 is entered against any Group Company and remains outstanding for a period of 90 consecutive days following entry of such final non-appealable judgment or decree and is not discharged, waived or stayed.

Section 6.02 Additional Events of Default. In addition to the Events of Default in Article V of the Indenture, as amended by Section 6.01 of this First Supplemental Indenture, the following shall be Events of Default with respect to the Notes:

(a) failure by the Partnership to perform or comply with the provisions of Article VIII of the Indenture relating to mergers and similar events; and

(b) failure by the Partnership to provide notice of a Change of Control or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control in conformity with the covenants set forth in Article IV of this First Supplemental Indenture.

ARTICLE VII

ADDITIONAL AMOUNTS

Section 7.01 Additional Amounts.

(a) All payments made by or on behalf of either Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which either Issuer (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each Paying Agent) (each a “Specified Tax Jurisdiction”), will at any time be required to be made from any payments made under or with respect to the Notes, such Issuer will pay such additional amounts (or the “Additional Amounts”) as may be necessary so that the net amount received in respect of such payments by a Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes that would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3)	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;

(4)

any Taxes imposed as a result of the failure of the Holder or beneficial owner of the Notes, to the extent it is legally entitled to do so, to complete, execute and deliver to the Partnership any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Partnership in order to enable the Issuers to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Partnership;

(5)	any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6)	any Taxes imposed on or with respect to any payment by the Issuers to the Holder if such Holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;

(7)	any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or

(8)	any combination of items (1) through (7) above.

(b) If either Issuer becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Partnership will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Partnership will notify the Trustee and Paying Agent promptly thereafter but in no event later than two Business Days prior to the date of payment) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officer’s Certificate must also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date. The Trustee and Paying Agent will be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Partnership will provide the Trustee and Paying Agent with documentation evidencing the payment of Additional Amounts.

(c) Each Issuer will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Partnership will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders of the Notes.

(d) Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(e) Each Issuer will indemnify a Holder, within 10 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of such Issuer to withhold or deduct an amount on account of Taxes for which such Issuer would have been obliged to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Partnership by a Holder will be conclusive absent manifest error.

(f) Each Issuer will pay any present or future stamp, court, issue, registration, value added, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, other than, for the avoidance of doubt, any Transfer Taxes (each such tax, a “Note Issuance Tax”), and such Issuer will indemnify the Holders for any such Note Issuance Taxes paid by such Holders.

Section 7.02 Obligations to Survive. The obligations described in Section 7.01 of this First Supplemental Indenture will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Partnership is organized or any political subdivision or authority or agency thereof or therein.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Ratification of Indenture.

This First Supplemental Indenture is executed and shall be constructed as an indenture supplement to the Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this First Supplemental Indenture shall be read, taken and constructed as one and the same instrument.

Section 8.02 Trust Indenture Act Controls.

If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision that is required or deemed to be included in this First Supplemental Indenture by the Trust Indenture Act, the required or deemed provision shall control.

Section 8.03 Notices.

All notices and other communications shall be given as provided in the Indenture.

Section 8.04 Governing Law.

THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE OR INSTRUMENTS ENTERED INTO AND, IN EACH CASE, PERFORMED IN THE STATE OF NEW YORK.

Section 8.05 Successors.

All covenants and agreements in this First Supplemental Indenture and the Notes by each Issuer shall bind such Issuer’s successors and assigns, whether so expressed or not.

Section 8.06 Counterparts.

This First Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

Section 8.07 Headings.

The Article and Section headings of this First Supplemental Indenture are for convenience only and shall not affect the construction hereof.

Section 8.08 Trustee Not Responsible for Recitals

The recitals contained herein and in the Notes, except the Trustee’s certificate of authentication shall be taken as the statements of the Issuers and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture, authenticate the Notes and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Issuers are true and accurate, subject to the qualifications set forth therein. Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Partnership of the Notes or the proceeds thereof.

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed as of the date first written above.

COMPANY:

DYNAGAS LNG PARTNERS LP

By:
Name:
Title:

CO-ISSUER:

DYNAGAS FINANCE INC.

By:
Name:
Title:

Signature page to First Supplemental Indenture

TRUSTEE:

,
as Trustee

By:
Name:
Title:

Signature page to First Supplemental Indenture

EXHIBIT A

FORM OF NOTE

THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF. THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY, OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.

UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

CUSIP NO.

ISIN NO.

DYNAGAS LNG PARTNERS LP

DYNAGAS FINANCE INC.

    % SENIOR NOTE DUE 2019

$	No.:

DYNAGAS LNG PARTNERS LP, a limited partnership duly organized and existing under the laws of the Republic of The Marshall Islands (the “Partnership”), and DYNAGAS FINANCE INC., a corporation duly organized and existing under the laws of the Republic of the Marshall Islands (the “Co-Issuer” and, together with the Partnership, the “Issuers”; each of which terms includes any successor entity under the Indenture referred to below), for value received, hereby jointly and severally promise to pay to [—] / [insert if Global Security: Cede & Co.], or registered assigns, the principal sum [of $[—] ([—] DOLLARS)] [insert if Global Security: set forth on Schedule I annexed hereto] on October 30, 2019, and to pay interest thereon from             , 2014 or from the most recent Interest Payment Date to which interest has

Exhibit A – Page 1

been paid or duly provided for, quarterly on January 30, April 30, July 30 and October 30 in each year, commencing October 30, 2014, at the rate of     % per annum, until the principal hereof is paid or made available for payment. Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months. If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment shall be made on the next Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to such next Business Day. The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be January 15, April 15, July 15 or October 15 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest which is payable but not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue or having been such Holder, and may be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a subsequent special record date (which shall be at least 10 days before the payment date) for the payment of such defaulted interest to be fixed by the Partnership, notice whereof shall be given to the Holders of Notes of this series not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.

Payment of the principal of and interest on this Note (including, without limitation, any purchase price relating to a Change of Control) will be made at the office or agency of the Partnership maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Partnership, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register; provided, further, that payment to DTC or any successor depository may be made by wire transfer to the account designated by DTC or such successor depository in writing.

This Note is one of a duly authorized issue of securities of the Issuers designated as its     % Notes due 2019 (herein called the “Notes”), issued and to be issued in one or more series under an Indenture, dated as of             , 2014 (the “Base Indenture”), between the Issuers and                     , as Trustee (herein called the “Trustee”, which term includes any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated             , 2014, between the Issuers and the Trustee (the “First Supplemental Indenture” and, together with the Base Indenture, the “Indenture”), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Issuers, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered. This Note is one of the series designated on the face hereof, initially limited (subject to exceptions provided in the Indenture) to the aggregate principal amount of $         .

Exhibit A – Page 2

If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.

The Notes may not be redeemed prior to the Stated Maturity, except as described in Section 3.01 of the First Supplemental Indenture. The Notes are not subject to any sinking fund.

Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require the Issuers to purchase all or a portion of such Holder’s Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase.

The Indenture contains provisions permitting, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Issuers and the rights of the Holders of the Notes of each series issued under the Indenture at any time by the Issuers and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding of each series affected thereby. The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes of any series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Issuers with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Issuers, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.

As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security Register upon surrender of this Note for registration of transfer at the office or agency of the Partnership maintained for that purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Partnership and the Security Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.

The Notes are issuable only in registered form in the denominations of $1,000 or any integral multiple thereof. As provided in the Indenture and subject to certain limitations set forth in the Indenture, and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this series in different authorized denominations, as requested by the Holders surrendering the same.

Exhibit A – Page 3

No service charge shall be made for any such registration of transfer or exchange, but the Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.

Prior to due presentment of this Note for registration of transfer, the Issuers, the Trustee and any agent of the Issuers or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Issuers, the Trustee nor any such agent shall be affected by notice to the contrary.

The Indenture contains provisions whereby (i) the Issuers may be discharged from their obligations with respect to the Notes (subject to certain exceptions) or (ii) the Issuers may be released from their obligations under specified covenants and agreements in the Indenture, in each case if the Issuers irrevocably deposit with the Trustee money or Government Obligations, or a combination thereof, in an amount sufficient, without consideration of any reinvestment, to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.

This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said State.

All terms used in this Note without definition that are defined in the Indenture shall have the meanings assigned to them in the Indenture.

[Remainder of Page Intentionally Left Blank]

Exhibit A – Page 4

IN WITNESS WHEREOF, the Partnership and the Co-Issuer have caused this Note to be to be duly executed as of the date set forth below.

Date:

DYNAGAS LNG PARTNERS LP

By:
Name:
Title:

DYNAGAS FINANCE INC.

By:
Name:
Title:

Exhibit A – Page 5

Trustee’s Certificate of Authentication

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Dated:

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee

By:
Authorized Signatory

Exhibit A – Page 6

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

PLEASE INSERT SOCIAL SECURITY OR

OTHER IDENTIFYING NUMBER OF ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Issuers, with full power of substitution in the premises.

Dated:

Signature:

NOTICE:	THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature Guarantee:

SIGNATURE GUARANTEE

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit A – Page 7

OPTION OF HOLDER TO ELECT PURCHASE

If you want to elect to have this Note purchased by the Issuers pursuant to Section 4.01 of the First Supplemental Indenture, check the box:

☐

If you want to elect to have only part of this Note purchased by the Issuers pursuant to Section 4.01 of the First Supplemental Indenture, state the amount in principal amount: $

Dated:	Your Signature:
(Sign exactly as your name appears on the other side of this Note.)

Signature Guarantee:
(Signature must be guaranteed)

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Exhibit A – Page 8

Schedule I

SCHEDULE OF TRANSFERS AND EXCHANGES

The initial principal amount of this Global Security is $        (                DOLLARS). The following increases or decreases in principal amount of this Global Security have been made:

Date of Exchange	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such Decrease or Increase	Signature of Authorized Signatory of Trustee or Custodian

Schedule I